Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

31st October 2002

02060286

02 NOV 13 AM 10: 10

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 31st October 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
DEC 1 7 2002
THOMSON
FINANCIAL

Encl

12/12

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Partial Offer for Cycle & Carriage Declared Unconditional in All Respects

31st October 2002 – Jardine Strategic Holdings Limited today announced that the voluntary conditional cash partial offer (the "Partial Offer") for Cycle & Carriage Limited ("C&C") had been declared unconditional in all respects. The Partial Offer will close on 1st November 2002.

As at 5.00 p.m. on 30th October 2002, Jardine Strategic had received valid votes in favour of the Partial Offer in respect of 101,505,140 C&C shares, representing approximately 59.38 per cent. of shares allowed to vote under the terms of the Partial Offer. As a consequence, the only unsatisfied condition to the Partial Offer has been satisfied. Accordingly, the Partial Offer has become and was declared unconditional in all respects.

The Partial Offer shall remain open until 3.30 p.m. on 1st November 2002. Any acceptances received thereafter will be rejected.

Jardine Strategic is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group. Its principal attributable interests are in Jardine Matheson (51 per cent.), Dairy Farm (69 per cent.), Hongkong Land (41 per cent.), Mandarin Oriental (71 per cent.) and C&C (29 per cent.).

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For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910
Daphne Liew (65) 6551 5421

This and other Group announcements can be accessed through the Internet at "www.jardines.com".

The full announcement of the Partial Offer being declared unconditional in all respects is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

The directors of Jardine Strategic Holdings Limited (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly.